1000 Winter Street, Suite 3700 Waltham, MA 02451 Tel: +1.617.948.6000 Fax: +1.617.948.6001 www.lw.com

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VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

CONFIDENTIAL SUBMISSION

Pursuant to Title I

Section 106 under the

Jumpstart Our Business Startups Act

Re:       Wayfair LLC Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Wayfair LLC, a Delaware limited liability company (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year ended December 31, 2013. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Niraj Shah, Chief Executive Officer
Michael Fleisher, Chief Financial Officer
Wayfair LLC
177 Huntington Avenue, Suite 6000
Boston, MA 02115
Telephone: (617) 532-6100
Facsimile: (617) 532-6148

with a copy to:                                                                                                               John H. Chory, Esq.

Susan L. Mazur, Esq.

Latham & Watkins LLP

1000 Winter Street, Suite 3700

Waltham, MA 02451

Telephone: (617) 948-6034 and (781) 948-6032

Facsimile: (617) 948-6001

Please contact the undersigned at (781) 434-6626 or emily.taylor@lw.com if you have any questions regarding the foregoing.

Very truly yours,

/s/ Emily E. Taylor

Emily E. Taylor
of LATHAM & WATKINS LLP

cc:                                Niraj Shah, Wayfair LLC
Michael Fleisher, Wayfair LLC

John H. Chory, Latham & Watkins LLP

Susan L. Mazur, Latham & Watkins LLP

Julie H. Jones, Ropes & Gray LLP

Thomas Holden, Ropes & Gray LLP